**Term sheet**
*To prospectus dated December 1, 2005,*
*prospectus supplement dated October 12, 2006 and*
*product supplement no. 32-VII dated June 29, 2007*

**Term Sheet No. 15 to**
**Product Supplement No. 32-VII**
**Registration Statement No. 333-130051**
**Dated October 22, 2007; Rule 433**



JPMorganChase

**Structured Investments**

# JPMorgan Chase & Co.
# $
# Principal Protected Notes Linked to a Basket Consisting of the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index due November 21, 2012

## General

- Senior unsecured obligations of JPMorgan Chase & Co. maturing November 21, 2012*.
- Cash payment at maturity of principal plus the Additional Amount, as described below.
- The notes are designed for investors who seek exposure to any appreciation of a diversified basket of international indices composed of the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index over the term of the notes. Investors should be willing to forgo interest and dividend payments while seeking full principal protection at maturity.
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes are expected to price on or about November 16, 2007 and are expected to settle on or about November 21, 2007.

## Key Terms

| | |
|---|---|
| Basket: | The notes are linked to an equally weighted basket consisting of the Dow Jones EURO STOXX 50® Index ("SX5E") and the Nikkei 225 Index ("NKY") (each a "Basket Index," and together, the "Basket Indices"). |
| Payment at Maturity: | At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero. |
| Additional Amount: | The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Basket Return x the Participation Rate; *provided* that the Additional Amount will not be less than zero. |
| Participation Rate: | At least 110%. The actual Participation Rate will be determined on the pricing date and will not be less than 110%. |
| Basket Return: | $\frac{\text{Ending Basket Level} - \text{Starting Basket Level}}{\text{Starting Basket Level}}$ |
| Starting Basket Level: | Set equal to 100 on the pricing date, which is expected to be on or about November 16, 2007. |
| Ending Basket Level: | The Basket Closing Level on the Observation Date. |
| Basket Closing Level: | The Basket Closing Level will be calculated as follows:<br>100 x [1 + (EURO STOXX Return + Nikkei 225 Return)/2]<br>Each of the EURO STOXX Return and Nikkei 225 Return is the performance of the relevant Basket Index, expressed as a percentage, from the closing level on the pricing date to the closing level on the Observation Date. For additional information, see "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 32-VII. |
| Observation Date: | November 16, 2012* |
| Maturity Date: | November 21, 2012* |
| CUSIP: | 48123MDL3 |

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 32-VII.

**Investing in the Principal Protected Notes involves a number of risks. See "Risk Factors" beginning on page PS-13 of the accompanying product supplement no. 32-VII and "Selected Risk Considerations" beginning on page TS-1 of this term sheet.**

**JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, each prospectus supplement, product supplement no. 32-VII and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 32-VII and this term sheet if you so request by calling toll-free 866-535-9248.**

**You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.**

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

| | Price to Public | Fees and Commissions (1) | Proceeds to Us |
|---|---|---|---|
| **Per note** | $ | $ | $ |
| **Total** | $ | $ | $ |

(1) If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $32.00 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other dealers of approximately $5.00 per $1,000 principal amount note. The actual commission received by JPMSI may be more or less than $32.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be paid to other dealers, exceed $40.00 per $1,000 principal amount note. See "Underwriting" beginning on page PS-100 of the accompanying product supplement no. 32-VII.

*The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.*

JPMorgan

October 22, 2007

## ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 32-VII dated June 29, 2007. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 32-VII, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 32-VII dated June 29, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207002654/e27751_424b2.pdf
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

### Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY** — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **APPRECIATION POTENTIAL** — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Basket Return x the Participation Rate[†], *provided* that this payment (the Additional Amount) will not be less than zero.
  [†] The Participation Rate will be determined on the pricing date and will not be less than 110%.

- **DIVERSIFICATION OF THE BASKET INDICES** — The return on the notes is linked to a basket consisting of the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. The Dow Jones EURO STOXX 50® Index and STOXX® are the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland, and/or Dow Jones & Company, Inc., a Delaware corporation, New York, USA (the "Licensors"), which are used under license. The notes are in no way sponsored, endorsed, sold or promoted by the Licensors and neither of the Licensors shall have any liability with respect thereto. The Nikkei 225 Index consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange and therefore are among the most actively traded on that exchange. For additional information about each Basket Index, see the information set forth under "The Dow Jones EURO STOXX 50® Index" and "The Nikkei 225 Index" in the accompanying product supplement no. 32-VII.

- **TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 32-VII. Subject to the limitations described therein, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated for U.S. federal income tax purposes as "contingent payment debt instruments." You will generally be required to recognize interest income in each year at the "comparable yield," as determined by us, although we may not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (*e.g.*, employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes' adjusted issue price.

- **COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE** — We will determine the comparable yield for the notes and will provide such comparable yield, and the related projected payment schedule, in the final term sheet or pricing supplement for the notes, which we will file with the SEC. If the notes had priced on October 19, 2007 and we had determined the comparable yield on that date, it would have been an annual rate of 5.29%, compounded semiannually. The actual comparable yield that we will determine for the notes may be more or less than 5.29%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. **Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.**

### Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Indices or any of the component stocks of the Basket Indices. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 32-VII dated June 29, 2007.

- **MARKET RISK** — The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE BASKET RETURN IS ZERO OR NEGATIVE.

- **THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT** — You may receive a lower payment at maturity than you would have received if you had invested in the Basket Indices individually, the stocks composing the Basket Indices or contracts related to the Basket Indices.  If the Ending Basket Level does not exceed the Starting Basket Level, the Additional Amount will be zero.  This will be true even if the value of the Basket was higher than the Starting Basket Level at some time during the life of the notes but falls below the Starting Basket Level on the Observation Date.
- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing either of the Basket Indices would have.

  **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates.  As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you.  This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.
- **NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES** — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks composing the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index are denominated, although any currency fluctuations could affect the performance of the Indices.  Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in payment at maturity.
- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange.  JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Basket Indices;
  - the time to maturity of the notes;
  - the dividend rate on the common stocks underlying the Basket Indices;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events;
  - the exchange rate and volatility of the exchange rate between the U.S. dollar, the European Union euro and the Japanese yen; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

**Sensitivity Analysis — Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note**

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Basket Return from -80% to +80% and assumes a Participation Rate of 110%.  The following results are based solely on the hypothetical example cited.  You should consider carefully whether the notes are suitable to your investment goals.  The numbers appearing in the table below have been rounded for ease of analysis.

| Ending Basket Level | Basket Return | Basket Return x Participation Rate (110%) | Additional Amount | | Principal | | Payment at Maturity |
|---|---|---|---|---|---|---|---|
| 180.00 | 80% | 88.00% | $880 | + | $1,000 | = | $1,880 |
| 170.00 | 70% | 77.00% | $770 | + | $1,000 | = | $1,770 |
| 160.00 | 60% | 66.00% | $660 | + | $1,000 | = | $1,660 |
| 150.00 | 50% | 55.00% | $550 | + | $1,000 | = | $1,550 |
| 140.00 | 40% | 44.00% | $440 | + | $1,000 | = | $1,440 |
| 130.00 | 30% | 33.00% | $330 | + | $1,000 | = | $1,330 |
| 120.00 | 20% | 22.00% | $220 | + | $1,000 | = | $1,220 |
| 110.00 | 10% | 11.00% | $110 | + | $1,000 | = | $1,110 |
| 105.00 | 5% | 5.50% | $55 | + | $1,000 | = | $1,055 |
| **100.00** | **0%** | **0.00%** | **$0** | **+** | **$1,000** | **=** | **$1,000** |
| 90.00 | -10% | N/A | $0 | + | $1,000 | = | $1,000 |
| 80.00 | -20% | N/A | $0 | + | $1,000 | = | $1,000 |
| 70.00 | -30% | N/A | $0 | + | $1,000 | = | $1,000 |
| 60.00 | -40% | N/A | $0 | + | $1,000 | = | $1,000 |
| 50.00 | -50% | N/A | $0 | + | $1,000 | = | $1,000 |
| 40.00 | -60% | N/A | $0 | + | $1,000 | = | $1,000 |
| 30.00 | -70% | N/A | $0 | + | $1,000 | = | $1,000 |
| 20.00 | -80% | N/A | $0 | + | $1,000 | = | $1,000 |

**Principal Protected Notes Linked to a Basket Consisting of the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index**

## Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

**Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120.** Because the Ending Basket Level of 120 is greater than the Starting Basket Level of 100, the Additional Amount is equal to $220 and the final payment at maturity is equal to $1,220 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times [(120-100)/100] \times 110\%) = \$1,220$$

**Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 60.** Because the Ending Basket Level of 60 is lower than the Starting Basket Level of 100, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

**Example 3: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 110.** Because the Ending Basket Level of 110 is greater than the Starting Basket Level of 100, the Additional Amount is equal to $110 and the final payment at maturity is equal to $1,110 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times [(110-100)/100] \times 110\%) = \$1,110$$

## Historical Information

The following graphs show the historical weekly performance of each Basket Index as well as the Basket as a whole from January 4, 2002 through October 19, 2007. The graph of the historical Basket performance assumes the Basket level on January 4, 2002 was 100 and that each Basket Index had a 1/2 weight in the Basket on that date. The Index closing level of the Dow Jones EURO STOXX 50® Index on October 19, 2007 was 4411.26. The Index closing level of the Nikkei 225 Index on October 19, 2007 was 16814.37. We obtained the various index closing levels and other information below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness.

The historical levels of each Basket Index and the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level of either Basket Index on the Observation Date. We cannot give you assurance that the performance of the Basket Indices will result in the return of more than the principal amount of your notes.


Historical Performance of the Dow Jones EURO STOXX 50® Index
Index Level
Source: Bloomberg


Historical Performance of the Nikkei 225 Index
Index Level
Source: Bloomberg


Historical Performance of the Basket
Basket Level
Source: Bloomberg & JPMorgan